PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. announces clarification regarding requests to access records under the Freedom of Information and Protection of Privacy Act

Vancouver BC,  April 22, 2013:  On April 18, 2013, the Information Access Operations of the provincial government sent a letter to Pacific Booker, through its legal counsel, which provided clarification regarding the Ministry of the Environment's (“MOE”) April 8 and April 9, 2013 responses to Pacific Booker's freedom of information requests.  As described in further detail in the news release issued by Pacific Booker on April 17, 2013, the MOE's April 8 and April 9, 2013 responses had stated the MOE had no records responsive to Pacific Booker's freedom of information requests.

The government's April 18, 2013 letter clarified the MOE's previous responses, as follows:  "This correspondence confirms that, for the purposes of [the Freedom of Information and Protection of Privacy Act], the Environmental Assessment Office is not considered a distinct public body separate from the Ministry of Environment.  That is to say, the file prefixes EAO and MOE are used for administrative purposes only.  While our correspondence on files MOE-2013-00069 and MOE-2013-00078 advised you that the Ministry of Environment had not located responsive records, it would have been more accurate to advise you that the records in the custody or control of the Environmental Assessment Office would include those sent to and received from the Minister’s Office and would continue to be processed under files EAO-2013-00014 and EAO-2013-00016."

Pacific Booker continues to await the EAO's response to the Company's freedom of information request, submitted on March 20, 2013, for: (1) all documents submitted by the EAO to the MOE and/or the Ministry of Energy, Mines, and Natural Gas between August 1, 2012 and October 1, 2012; and (2) all documents relating to the denial of Pacific Booker’s application for an environmental assessment certificate.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com .

On Behalf of the Board of Directors

“Gregory R. Anderson”

Gregory R. Anderson, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml